SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XLIII Variable Rate Notes in a principal amount of ARS 19,886,023,585 due 2025.

The Company informs that on January 17, 2025, will start the payment of the fourth installment of interests and capital amortization related to the Series XLIII Notes issued on January 17, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	January 17, 2025
Number of service to be paid:	Fourth installment of interests and capital amortization
Period comprised by the payment:	October 17, 2024 / January 17, 2025
Concept of payment:	Interest (100%) & Capital (100%)
Payment Currency:	ARS
Outstanding Capital:	ARS 19,886,023,585
Annual Nominal Interest Rate:	36.1594%
Interest being paid	ARS 1,812,442,045.81
Capital being paid	ARS 19,886,023,585

Interests and capital will be paid to the noteholders at whose name the Notes were registered on January 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 10, 2025